Exhibit 99.1

Wearable Devices Announces First Half 2023 Results

Yokne’am Illit, Israel, August 25, 2023 -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company specializing in AI-powered touchless sensing wearables, today announced its financial results for the six months ended June 30, 2023.

Financial Review

The Company continued its investment in research and development activities, and together with increased costs associated with the ramping up of production related to the upcoming shipment of the Mudra Band for Apple Watch, net loss increased to $3.9 million, or $(0.26) per basic and diluted share, for the six months ended June 30, 2023, compared to a net loss of $2.1 million, or $(0.18) per basic and diluted share, for the six months ended June 30, 2022.

Year-To-Date Operational Highlights

-	Announced preorder availability for flagship consumer product, Mudra Band for Apple Watch

-	Commenced commercial manufacturing of Mudra Band for Apple Watch

-	Launched AI-based Air-Touch functionality for Android

-	Filed patent application with United States Patent and Trademark Office for expanded AI-based immersion technology

-	Strengthened leadership team with the addition of Tamar Fleisher as Chief Operating Officer and Pankaj Kedia to advisory board

-	Announced Mudra Band compatibility with B2B and B2C smart glasses brands

-	Enabled new user experience for mobile gaming

-	Showcased Mudra technology at numerous industry conferences around the globe

Subsequent to the second quarter of 2023:

-	Completed first manufacturing batch of the Mudra Band for Apple Watch; expects to begin shipments in coming weeks

Asher Dahan, Chairman of the Board of Directors and Chief Executive Officer of Wearable Devices, commented, “We are focused on manufacturing a revolutionary product that will transform the way people interact with their electronic devices. In the near future, we believe that neural-based interfaces will become the universal input standard for wearable computing and digital devices in the same way that the touchscreen is for smartphones.”

“In these nascent stages, we continue to deploy capital in the form of strategic investments in our growth, primarily in the initial manufacturing process and continued research and development to refine and optimize our technology. AI and the metaverse are burgeoning domains, capturing the attention and resources of the world’s leading tech giants. As these sectors evolve and expand, they unveil vast market potential. We’re confident that with its unique and industry leading capabilities, our technology is positioned to blend effortlessly into these dynamic platforms, carving out a significant presence.”

Mr. Dahan concluded, “Overall, we are encouraged by the operational and technological progress that we’ve made so far in 2023, and we’re encouraged as we continue to showcase the breadth and depth of our technology and work to bring our innovative products to market.”

About Wearable Devices Ltd.

Wearable Devices is a growth company developing a non-invasive neural input interface technology in the form of a wrist wearable band for controlling digital devices using subtle finger movements. Our company’s vision is to create a world in which the user’s hand becomes a universal input device for touchlessly interacting with technology, and we believe that our technology is setting the standard input interface for the Metaverse. Since our technology was introduced to the market, we have been working with both Business-to-Business and Business-to-Consumer customers as part of our push-pull strategy. Combining our own proprietary sensors and Artificial Intelligence, or AI, algorithms into a stylish wristband, our Mudra platform enables users to control digital devices through subtle finger movements and hand gestures, without physical touch or contact. For more information, visit https://www.wearabledevices.co.il/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss that our product will transform the way people interact with their electronic devices, that neural-based interfaces will become the universal input standard for wearable computing and digital devices in the same way that the touchscreen is for smartphones in the near future, that AI and the metaverse will unveil vast market potential, the benefits and advantages of our technology and that our technology will carve out a significant presence. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our use of proceeds from the offering; the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on March 22, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Walter Frank
IMS Investor Relations
203.972.9200
wearabledevices@imsinvestorrelations.com

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

	June 30,	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	5,954	10,373
Short term bank deposits	2,003	-
Governmental grant receivable	83	54
Other receivables and prepaid expenses	637	543
Inventories	12	6

TOTAL CURRENT ASSETS	8,689	10,976

NON-CURRENT ASSETS:

Long term bank deposits	52	-
Right-of-use assets	491	180
Property and equipment, net	137	68

TOTAL NON-CURRENT ASSETS	680	248

TOTAL ASSETS	9,369	11,224

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

	June 30,	December 31,
	2023	2022
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payables	112	156
Advance payments	373	353
Deferred revenues	-	12
Accrued payroll and other employment related accruals	579	416
Accrued expenses	191	145
Lease liabilities	271	68
TOTAL CURRENT LIABILITIES	1,526	1,150
Lease liabilities	202	94
TOTAL LIABILITIES	1,728	1,244

SHAREHOLDERS’ EQUITY
Ordinary shares, NIS 0.01 par value:
Authorized 50,000,000 as of June 30, 2023 and December 31, 2022; Issued and outstanding 15,942,984 shares as of June 30, 2023 and 15,049,720 shares as of December 31, 2022.	46	43
Additional paid-in capital	24,900	23,346
Accumulated losses	(17,305)	(13,409)

TOTAL SHAREHOLDERS’ EQUITY	7,641	9,980

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,369	11,224

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,	Six months ended June 30,
	2023	2022
	U.S. dollars in thousands (except per share amounts)

Revenues	12	28
Expenses:
Cost of materials	(3)	(5)
Research and development, net	(1,560)	(944)
Sales and marketing expenses	(1,050)	(471)
General and administrative expenses	(1,453)	(587)
Initial public offering expenses	-	(74)
OPERATING LOSS	(4,054)	(2,053)
FINANCING INCOME, NET	158	2

COMPREHENSIVE AND NET LOSS	(3,896)	(2,051)

Net loss per ordinary share, basic and diluted	(0.26)	(0.18)

Weighted average number of ordinary shares outstanding basic and diluted	15,254,457	11,136,850

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(3,896)	(2,051)
Adjustments required to reconcile net loss to net cash used in operating activities -
Depreciation	23	11
Share based compensation expenses	109	376

Changes in operating assets and liabilities items:
Increase (decrease) in inventory	(6)	3
Increase in trade receivables	-	(9)
Increase in deferred initial public offering cost	-	(25)
Decrease (increase) in governmental grants receivables	(29)	7
Decrease (increase) in other receivables and prepaid expenses	(95)	29
Increase in advance payments	20	11
Decrease in deferred revenues	(12)	(1)
Increase (decrease) in accounts payable	(44)	16
Increase in accrued payroll and other employment related accruals	163	71
Increase in accrued expenses	48	123
Net cash used in operating activities	(3,719)	(1,439)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(93)	(15)
Net change in deposits	(2,055)	-
Net cash used in investing activities	(2,148)	(15)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of SAFEs	-	500
Proceeds from issuance of ordinary shares as a result of exercise of warrants	1,448	-
Net cash provided by financing activities	1,448	500

NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,419)	(954)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,373	1,274
CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,954	320

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Right-of-use asset recognized against lease liability	446	56